

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2021

Angeliki Frangou
Chief Executive Officer
Navios Maritime Holdings Inc.
Strathvale House, 90 N Church Street
P.O. Box 309, Grand Cayman
KY1-1104 Cayman Islands

      Re: Navios Maritime Holdings Inc.
          Registration Statement on Form F-1
          Filed July 1, 2021
          File No. 333-257606

Dear Ms. Frangou:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Liz Packebusch at (202) 551-8749 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Energy & Transportation

cc: Mark Hayek